UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 001

MSD EMPLOYEE SAVINGS AND SECURITY PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

MSD Employee Savings and Security Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MSD Employee Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MSD Employee Savings and Security Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 28, 2011

MSD Employee Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31,

	2010	2009
Assets
Investments, at fair value
Investments in the Master Trust	$3,998,806,486	$3,579,074,634

Receivables
Employer contribution	6,460,866	72,746
Participant contributions	15,093,322	160,636
Notes receivable from participants	46,400,647	40,143,059

Total receivables	67,954,835	40,376,441

Net assets available for benefits	$4,066,761,321	$3,619,451,075

The accompanying notes are an integral part of these financial statements.

MSD Employee Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010
Additions to net assets attributed to
Investment income from the Master Trust
Net appreciation in fair value of investments	$333,004,332
Interest and dividends	82,329,946

Net investment income	415,334,278

Interest income, notes receivable from participants	2,206,759

Contributions to the Plan
By participants	241,726,452
By employer	90,459,822

Total contributions	332,186,274

Transfers in	1,975,550

Total additions	751,702,861

Deductions from net assets attributed to
Benefits paid to participants	(303,786,057)
Transfers out	(606,558)

Total deductions	(304,392,615)

Net increase	447,310,246

Net assets available for benefits
Beginning of year	3,619,451,075

End of year	$4,066,761,321

The accompanying notes are an integral part of these financial statements.

MSD Employee Savings and Security Plan

Notes to Financial Statements

1.

Description of Plan

The following description of the MSD Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was designed to provide an easy, economical way for employees to become shareholders of Merck & Co., Inc. ( “Merck” or the “Company”) as well as a systematic means of saving and investing for the future. Regular full-time, part-time, and temporary employees of Merck Sharp & Dohme Corp. ("MSD") and of certain wholly-owned subsidiaries as defined by the Plan document who are not covered by a collective bargaining agreement are eligible to enroll in the Plan on or after the first day of the month following their date of hire. MSD, a subsidiary of Merck, is the Plan Sponsor (the “Sponsor”).

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. At December 31, 2010, the Plan offered 6 registered investment companies (mutual funds), 4 common/collective trusts, and 13 separately managed accounts.

The Plan is administered by management committees appointed by the Company’s Chief Executive Officer (or his delegate) or the Compensation and Benefits Committee of the Board of Directors of Merck.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the MSD Employee Stock Purchase and Savings Plan (the “Master Trust”). The Plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each Plan is based upon the participants’ account balance within each Plan. Investment income for each fund is allocated to each Plan based on the relationship of each Plan’s beneficial interest in the fund to the total beneficial interest of all Plans in the fund.

Contributions

Participants may contribute from 2% up to 25% of their base pay. However, pre-tax contributions cannot exceed the statutory limit for pre-tax deferrals ($16,500 in 2010). In addition, the Company matches 75% of an employee’s contributions up to a maximum of 6% of such employee’s base pay per pay period (to the statutory limit). Participant and Company matching contributions are invested according to a participant’s elections.

Age 50 and above — In addition, the Plan permits unmatched pre-tax “catch-up contributions” of up to $5,500 for 2010 by participants who are at least age 50 by year-end.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

MSD Employee Savings and Security Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short term loan or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance and defaulted loan amounts. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Salaried and hourly employees with status codes of terminated (which includes retired), long term disability or death are eligible for a full distribution of their vested account balances. Employees or beneficiaries may elect to receive one lump sum payment or from one to ten annual installments. In-service distributions and hardship withdrawals are made throughout the year in accordance with applicable Plan provisions.

Other Matters

Transfers in and out during 2010 primarily relate to transfers between the Plan and the MSD Employee Stock Purchase and Savings Plan for employees who changed their status during the year.

2.

Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Certain amounts in the prior year financial statements have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

MSD Employee Savings and Security Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Valuation of investments of the Plan represents the Plan’s allocable portion of the Master Trust. All investments are recorded at fair value in the accompanying financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The Plan’s administrative expenses are paid by the Company.

Recently Issued Accounting Standards

Accounting Standards Update 2010-25 ("Update"), issued in September 2010, requires participant loans be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan adopted this guidance as of December 31, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statement of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan's financial statements.

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which was effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions effective January 1, 2010 did not, and for the provisions effective in 2011 will not, impact the Plan’s net assets available for benefits or changes in net assets available for benefits.

MSD Employee Savings and Security Plan

Notes to Financial Statements

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS ("ASU 2011-04"). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan's financial statements.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3.

Related-Party Transactions

Certain Plan investments are shares of Registered Investment Companies (mutual funds) managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by Fidelity was $508,474,281 and $519,543,131 at December 31, 2010, and December 31, 2009, respectively. During 2010, income from investments managed by Fidelity was $15,445,070.

Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in Merck common stock was $628,393,948 and $647,099,065 at December 31, 2010, and December 31, 2009, respectively. During 2010, income from Merck common stock was $17,453,456.

4.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

MSD Employee Savings and Security Plan

Notes to Financial Statements

5.

Tax Status

The Plan obtained a tax determination letter from the Internal Revenue Service (“IRS”) dated August 20, 2003, indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor believes that the Plan is designed and currently operates in compliance with the IRC. Therefore, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	Master Trust The Plan had an approximate 93% interest in the Master Trust at December 31, 2010, and December 31, 2009. The net assets of the Master Trust are as follows:

	December 31,
	2010	2009
Registered investment companies (mutual funds)	$2,429,527,336	$2,179,384,726
Common/collective trusts	974,556,196	801,485,016
Merck common stock	725,577,688	739,447,295
Other common stocks	173,838,506	132,441,256
Accrued interest and dividends	7,839,023	7,726,153
Other Net Assets	(7,746,587)	(11,053,543)

	$4,303,592,162	$3,849,430,903

Total investment income of the Master Trust for the year ended December 31, 2010, is as follows:

Year Ended December 31, 2010
Investment income, net
Interest and dividends	$89,348,538
Net appreciation in Registered investment companies (mutual funds)	220,659,005
Net appreciation in Common/collective trusts	121,060,047
Net depreciation in Merck common stock	(9,993,171)
Net appreciation in Other common stocks	18,923,918

Total investment income	$439,998,337

MSD Employee Savings and Security Plan

Notes to Financial Statements

7.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2010 and 2009, respectively.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Within the Master Trust, investments are recorded at fair value, as follows:

Registered Investment Companies (Mutual Funds)

Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common/Collective Trusts

The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the trustee and the Company.

MSD Employee Savings and Security Plan

Notes to Financial Statements

Investments Measured at Fair Value Investments measured at fair value are summarized below:

	December 31, 2010
	Fair Value Measurements Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Investments in the Master Trust

Registered Investment Companies
US Large Cap Equity	$525,900,581	$–	$–	$525,900,581
US Small/Mid Cap Equity	450,491,666			450,491,666
Non-US Equity	586,446,480			586,446,480
Fixed Income	495,365,654			495,365,654
Cash and Short Term Investments	371,322,955			371,322,955

Common Collective Trusts
US Large Cap Equity		706,492,936		706,492,936
US Small/Mid Cap Equity		97,778,323		97,778,323
Non-US Equity		91,191,644		91,191,644
Fixed Income		72,799,733		72,799,733
Cash and Short Term Investments		6,293,560		6,293,560

Merck Common Stock	725,577,688			725,577,688

Other common stocks
U.S. Small Cap Equities	173,838,506			173,838,506

Total Investments in the Master Trust	$3,328,943,530	$974,556,196	$–	$4,303,499,726

MSD Employee Savings and Security Plan

Notes to Financial Statements

	December 31,2009
	Fair Value Measurements Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Investments in the Master Trust

Registered Investment Companies
US Large Cap Equity	$452,138,047	$–	$–	$452,138,047
US Small/Mid Cap Equity	344,351,199			344,351,199
Non-US Equity	547,931,076			547,931,076
Fixed Income	440,641,851			440,641,851
Cash and Short Term Investments	394,322,553			394,322,553

Common Collective Trusts
US Large Cap Equity		610,128,045		610,128,045
US Small/Mid Cap Equity		67,247,084		67,247,084
Non-US Equity		70,764,781		70,764,781
Fixed Income		50,779,713		50,779,713
Cash and Short Term Investments		2,565,393		2,565,393

Merck Common Stock	739,447,295			739,447,295

Other common stocks
U.S. Small Cap Equities	132,441,256			132,441,256

Total Investments in the Master Trust	$3,051,273,277	$801,485,016	$–	$3,852,758,293

MSD Employee Savings and Security Plan

Schedule H

Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

**	Master Trust	Investment in Master Trust	–	$3,998,806,486

*	Notes receivable from participants	Interest rates ranging from 4.25% to 12.5% and with maturities through 2041	–	46,400,647

		Total		$4,045,207,133

*	Denotes a party-in-interest to the Plan.

**	There are certain investments within the Master Trust that are party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSD Employee Savings and Security Plan

By:	/s/ Mark E. McDonough

Mark E. McDonough Vice President and Treasurer

June 28, 2011

EXHIBIT INDEX

Exhibit Number	Document	Page
23	Consent of Independent Registered Public Accounting Firm	15